Exhibit 17.1

David Nicholas

P.O. Box 681647

Park City, Utah 84068

September 28, 2012

Alan Isaacman

Melissa Hubbard

Walter Timoshenko

Hiram J. Woo

New Frontier Media, Inc.

6000 Spine Road, Suite 100

Boulder, Colorado 80301

Dear Alan, Melissa, Walter and Hiram:

I hereby submit my resignation as a director of New Frontier Media, Inc., effective immediately, as a result of my fundamental disagreement with recent actions taken by each of you, in your capacities as members of the Special Committee and otherwise, that I believe are not in the best interests of the shareholders, employees and other constituents of the Company.

Since Longkloof Limited made its offer to acquire the Company back in March 2012, I believe the members of the Special Committee have put their own interests ahead of those of the shareholders and may have breached their fiduciary duties. Consistent with my fiduciary duties, I delivered to each of you a letter dated August 15, 2012 detailing my serious concerns that the Special Committee was imperiling the Company and pursuing its own personal self-interests at the expense of shareholders. In the letter, I suggested that we immediately hold a special meeting of the Board to cordially and productively discuss these concerns. Instead of coordinating to convene a meeting, I received a written response one month later from the members of the Special Committee containing self-serving and misleading statements that failed to adequately address my concerns.

The following is a brief summary of some of my concerns that have compelled me to resign:

Formation of Special Committee - The purpose of the Special Committee established by the Board in response to the Longkloof offer was purportedly to evaluate the Company’s current long-term business plan against a range of alternatives that have the potential to maximize shareholder value. I was appointed to serve on the Special Committee when it was first established by the Board.

However, the amount of additional fees other members of the Special Committee proposed to pay themselves became a sore point of contention among us. After I expressed my view that these fees were excessive and that I would be willing to continue to serve on the Special Committee without additional compensation, I was told by other members of the Special Committee that it would “look bad” if I was the only member who did not accept additional fees. Shortly thereafter, the size of the Special Committee was reduced from 5 to 3 and Mr. Woo and I were voted off the Special Committee. It was at this point that I began to have serious concerns with the policies, practices and motives of the Special Committee. At a subsequent Board meeting, Mr. Woo was added back to the Special Committee despite my emphatic objection as this would result in a majority of the Board serving on the Special Committee, thereby ceding control of the Company to the Special Committee.

Longkloof Litigation - In response to Longkloof’s acquisition proposal and nomination of a dissident slate, the Special Committee filed an expensive lawsuit against Longkloof and its affiliates. I do not believe the lawsuit made strategic sense from a shareholder interest standpoint and believe it was a waste of corporate assets. In addition, the lawsuit was filed without first holding a Board meeting to obtain formal approval or even consulting Michael Weiner, the then current CEO, or me and in my view contained false and misleading statements. Instead of just accepting my criticism of the Special Committee’s decision to file the lawsuit, the Special Committee brazenly suggested that because I did not openly support the lawsuit, I must have been sympathetic to Longkloof and complicit in its efforts to acquire the Company. This accusation is absurd and is completely lacking of merit. My intent has always been to obtain the highest and best offer for the Company, irrespective of who made the proposal, in order to maximize shareholder value.

Exclusion From Strategic Review Process - The Special Committee has continuously excluded me and other Company executives from the strategic review process. I am fully aware of the reasons why an independent committee is necessary to run the process. However, the full Board still needs to be assured that the significant time and money being spent by the Special Committee is actually benefiting shareholders. Despite numerous requests in my capacity as a director, I was not given any meaningful updates on the process by the Special Committee. This lack of communication on the part of the Special Committee curtailed my ability to carry out my fiduciary duties as a director.

Termination of Michael Weiner - Based upon my conversations with senior management, in my view the Special Committee has effectively shut senior management out of the strategic review process, thereby making it extremely difficult for management to effectively run the business, and has attempted to usurp the duties of key members of management. This has culminated with the recent termination of Michael Weiner as CEO of the Company, a decision that was made by the Board members constituting the Special Committee without my approval and without seeking my input. Alan Isaacman, the Chairman of the Special Committee, has also replaced Mr. Weiner as Chairman of the Board. Prior to his termination, Mr. Weiner also raised what in my view are serious concerns with the lack of communication with management regarding the strategic review process, the Longkloof lawsuit and the activities of the members of the Special Committee in general.

It is my strong belief that the directors of any public company should be receptive to and welcome other points of view on the Board. This ensures a system of checks and balances that prevents any individual or group of directors from taking action that is contrary to the best interests of the shareholders, the true owners of the company. Unfortunately, the termination of Mr. Weiner as CEO, the replacement of Mr. Weiner as Chairman of the Board and the other activities of the Special Committee that have made it impossible for me to continue to serve as a director was in my view a coup d’etat carefully orchestrated by the members of the Special Committee to silence opposition. For example, I am told that despite the fact that I remain a director of the Company, certain members of management have been informed that speaking to me could create issues for them.

With my resignation, it is my hope that I have impressed upon shareholders an urgent need to question your true independence and closely monitor your future actions, including your decision to be the only director nominees up for election at the upcoming annual meeting of shareholders. This Board cries out for the addition of truly independent directors to serve as representatives of the shareholders. I remain seriously concerned with the strategic review process as a result of the failure of the Special Committee to properly update me prior to my resignation. I hope that any business relationships, personal interests or agendas advanced by any of you with respect to the strategic review process will not interfere with the process.

Throughout my tenure as a director of New Frontier during the past 10 years, I have always made the interests of shareholders my top priority. Due to the actions taken by the members of the Special Committee, I am now powerless to continue to serve as a steward of shareholders in accordance with my fiduciary duties. It is therefore with great regret and a heavy heart that I must now step down from the Board.

Very truly yours,

/s/ David Nicholas
David Nicholas

cc:	Michael Weiner
Marc Callipari